EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	June 30, 2009

Income before provision for income taxes and fixed charges (Note A)	$122,405,775

Fixed charges:
Interest on long-term debt	$39,676,809
Interest on short-term debt	1,796,526
Interest on note payable to securitization trust	4,250,000
Other interest	286,444
Rental expense representative of an interest factor (Note B)	6,518,620

Total fixed charges	$52,528,399

Ratio of earnings to fixed charges	2.33	x

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income from continuing operations has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).